

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

28 June 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America





/ FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Acquisition of Binary Choice Sdn Bhd as a wholly-owned subsidiary of Genting Berhad for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\EUE\Letters\ADR.doc



Form Version 2.0

General Announcement

Reference No CU-060626-E06C7

Submitting Merchant Bank :
(if applicable)
Submitting Secretarial Firm Name :
(if applicable)

* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ACQUISITION OF BINARY CHOICE SDN BHD AS A WHOLLY-OWNED SUBSIDIARY OF GENTING BERHAD

* **Contents :-**

We wish to inform that Genting Berhad ("the Company") has acquired the entire issued and paid-up share capital of Binary Choice Sdn Bhd (Company no. 734180-V) comprising 2 ordinary shares of RM1/ each on 23 June 2006.

None of the Directors and/or substantial shareholders of the Company and/or any persons connected with them has any interest, direct or indirect in the aforesaid acquisition.

The aforesaid new subsidiary is not expected to have any effect on the group's profit for 2006.

GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: (212) 815-2276/571-3050

<u>Attention: Ms Violet Pagan/Ms Karyn Hairston</u>

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 001-302-738-7210

<u>Attention: Mr Donald J. Publisi</u>



GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

30 June 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Acquisition of Binary Choice Sdn Bhd as a wholly-owned subsidiary of Genting Berhad for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD



TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc



Form Version 2.0

General Announcement

Ownership transfer to **GENTING/EDMS/KLSE** on **29/06/2006 04:07:48 PM**
Reference No **GG-060629-CA7A3**

	Submitting Merchant Bank (If applicable)	:
	Submitting Secretarial Firm Name (If applicable)	:
*	Company name	: **GENTING BERHAD**
*	Stock name	: **GENTING**
*	Stock code	: **3182**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ACQUISITION OF BINARY CHOICE SDN BHD AS A WHOLLY-OWNED SUBSIDIARY OF GENTING BERHAD

* **Contents :-**

We refer to our announcement dated 28 June 2006 on the subject matter and wish to further inform that Binary Choice Sdn Bhd was acquired for a cash consideration of RM2/-.

GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: